UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”) dated February 13, 2008, announcing the Company’s preliminary financial results for the fourth quarter and year ended December 31, 2007.

                Exhibit 1

FRONTLINE LTD.

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2007 RESULTS

Highlights

•	Frontline reports net income of $202.3 million and earnings per share of $2.70 for the fourth quarter of 2007, including gain on sale of assets and securities of $144.0 million
•	Frontline reports annual net income in 2007 of $574.4 million and earning per share of $7.68, including gain on sale of assets and securities of $323.2 million
•	Frontline announces a cash dividend of $2.00 per share for the fourth quarter of 2007
•	Frontline has paid a total dividend of $767.8 million in 2007, including the spin off of Ship Finance in the first quarter of 2007
•
In line with our strategy to reduce exposure to single hull tankers, Frontline has agreed to sell three single hull vessels in the fourth quarter of 2007. Twelve single hull vessels have been sold or committed to be sold in 2007

Preliminary Fourth Quarter and Financial Year 2007 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $202.3 million for the fourth quarter of 2007, equivalent to earnings per share of $2.70. Operating income for the quarter was $152.7 million including a gain on sale of assets of $53.4 million. This gain consists of $37.0 million relating to the delivery of the second converted heavy lift vessel to Dockwise Ltd. (“Dockwise”) and $16.4 million relating to the termination of the lease for the Front Birch.

The reported earnings reflect a stronger spot market. The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the fourth quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $45,700, $33,100 and $42,400, respectively compared with $36,000, $25,000 and $41,300 respectively in the third quarter. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCC and Suezmax vessels were $43,600 and $37,500 in the fourth quarter, compared to $35,500 and $28,300 in the third quarter.

Profit share expense of $16.1 million has been recorded in the fourth quarter as a result of the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) compared to $5.5 million in the third quarter.

Interest income was $14.4 million in the fourth quarter, of which $7.6 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation (“ITC”). Interest expense, net of capitalized interest, was $58.1 million in the fourth quarter of which $14.0 million relates to ITC and $44.1 million relates to the capital lease interest expense.

Other financial items in the fourth quarter includes a $48.7 million gain on the sale of the Company’s entire shareholding in Dockwise and a $41.9 million gain on the sale of the Company’s entire shareholding in IMAREX ASA (“IMAREX”).

Frontline announces net income of $574.4 million for the year ended December 31, 2007, equivalent to earnings per share of $7.68. The average TCEs earned in the spot and period market by the Company’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for the year ended December 31, 2007 were $45,700, $33,000 and $39,700, respectively.

As of December 31, 2007, the Company had total cash and cash equivalents of $819.8 million which includes $651.4 million of restricted cash. Restricted cash includes $422.8 million relating to deposits in ITC and $228.6 million in Frontline Shipping Limited and Frontline Shipping II Limited which are restricted under the charter agreements with Ship Finance.

The financial statements for the fourth quarter of 2006 have been restated to reflect the revised accounting treatment for three entities within the ITC group which were previously fully consolidated but are now being accounted for as investments under the equity method. The restatement has no effect on net income.

As a result of the spin-off and subsequent deconsolidation of Ship Finance in the first quarter of 2007, Frontline no longer reports vessels leased from Ship Finance as owned vessels, but rather as vessels held under capital lease.  Additionally, Frontline no longer reports results relating to containerships and rig that were consolidated by Ship Finance since the Company will not have continued involvement with these vessels. Consequently, the results for the years ended December 31, 2007 and 2006 have been reclassified to reflect discontinued operations related to these containerships and rigs.

As of February 2008, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $31,400 and $22,500, respectively.

Sale of Assets

In line with our strategy to reduce exposure to single hull tonnage, Frontline has in the fourth quarter of 2007 agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCC Front Duchess and for the double side single bottom Suezmax tankers Front Birch and Front Maple. Ship Finance has simultaneously sold the vessels. Frontline has received and recognized a compensation payment of approximately $16.4 million for the early termination of the charter party regarding Front Birch in the fourth quarter of 2007 and will receive and recognize a further $41.8 million in the first quarter of 2008 relating to Front Duchess and Front Maple.

In October 2007, Frontline announced the sale of its entire holding of 34,976,500 shares in Dockwise. The shares were sold at a gross price of NOK 25 per share, with net proceeds of approximately $157 million. Frontline has recorded a gain of $48.7 million in the fourth quarter of 2007 as a result of this sale. This is reported in other financial items. Simultaneously with the sale of the shares, Frontline declared an interim extraordinary dividend of $1.75 per share which was paid on October 24, 2007. In the second quarter of 2007, Frontline recorded a gain on the issuance of shares by Dockwise of $43.7 million and in the second and fourth quarter of 2007 Frontline recorded a gain on delivery of vessels to Dockwise in an amount of $60.7 million. Further gains will be recorded at the time of delivery of the two remaining vessels to Dockwise, which is estimated to be in the second quarter of 2008.

In November 2007, Frontline sold its entire holding of 1,714,544 shares in IMAREX to NYMEX Holdings, Inc. The sale price was NOK 160 per share, with proceeds of approximately $51 million.

Frontline has recorded a gain of $41.9 million in the fourth quarter of 2007 as a result of this sale. This is reported in other financial items.

Other Matters

Frontline announces today that it has agreed to invest $20 million in NAVIG8 LIMITED (“Navig8”) against the issue of new share capital representing a total of 15.8% stake in the company. Navig8 controls approximately 30 tankers representing approximately 1.4 million dwt, including newbuildings on order. Navig8 actively trades a time-charter fleet, owns and invests in tonnage, commercially and technically manages vessels for third parties and trades in the freight-derivatives market. The investment should be considered as purely financial, but gives Frontline at the same time a foothold in the Clean Petroleum Product market.

In January 2008, Golden President Shipping Corporation, a 100% subsidiary of Golden Ocean Group Limited (“Golden Ocean”),  had a full and final win in the court case against Bocimar N.V. on the Channel Alliance Time Charter Party and was awarded $14.7 million plus interest thereon in an amount of $2.3 million. The amount of $14.7 million was originally guaranteed by Frontline to Golden Ocean in connection with the spin-off in December 2004, and was later paid to Golden Ocean as it became due according to the charter party.  The full settlement from Bocimar N.V. is therefore due to Frontline. The proceeds are expected to be recognized in the first quarter of 2008.

On February 13, 2008, the Board declared a dividend of $2.00 per share. The record date for the dividend is February 26, 2008, ex dividend date is February 22, 2008 and the dividend will be paid on or about March 10, 2008.

74,825,169 ordinary shares were outstanding as of December 31, 2007, and the weighted average number of shares outstanding for the quarter was also 74,825,169.

The Market

The tanker market was tranquil at the start of the fourth quarter with average VLCC earnings at about $27,500 per day for the first half of the quarter. Markets then spiked for the VLCCs to a high of about $230,000 per day mid December for later decreasing, according to Clarksons.

The average market rate for VLCCs from MEG to Japan in the fourth quarter was approximately WS 117 ($78,900 per day) compared to approximately WS 56 ($22,500 per day) in the third quarter of 2007.The average rate for Suezmaxes from WAF to USAC in the fourth quarter of 2007 was about WS 140 ($45,800 per day), compared to about WS 87 ($21,400 per day) in the third quarter of 2007.

Bunkers at Fujairah averaged about $463/mt in the fourth quarter with a low of about $399/mt and a high of about $512/mt.

The International Energy Agency (IEA) reported in February 2008 an average OPEC oil production, including Iraq, of 31.6 million barrels per day during the fourth quarter of the year, a 0.95 million barrels per day increase from the third quarter.  The next OPEC meeting is scheduled to take place on March 5, 2008.

IEA further estimates that world oil demand averaged 87.2 million barrels per day in the fourth quarter, a 1.9 percent increase from the third quarter of 2007. IEA predicts that the average demand for 2008 in total will be 87.6 million barrels per day, or a 1.9 percent growth from 2007, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 489 vessels at the end of the fourth quarter with seven deliveries during the quarter. There are 40 deliveries expected in 2008. The total orderbook amounted to 176 vessels at the end of the fourth quarter, up from 172 vessels after the third quarter of 2007. The current orderbook represents about 36 percent of the VLCC fleet. Five VLCCs were deleted from the trading fleet whilst eleven VLCCs were ordered during the quarter. The single hull fleet amounted to 137 vessels at the end of the fourth quarter.

The Suezmax fleet totalled 348 vessels at the end of the quarter, down from 350 vessels after the third quarter of 2007, a 0.6 percent fleet decrease over the quarter. Five Suezmaxes were deleted from the trading fleet, no Suezmaxes were ordered and 3 deliveries took place in the quarter. The total orderbook amounted to 134 vessels at the end of the quarter, a decrease of one from the end of the third quarter. There are 19 deliveries expected in 2008. The orderbook represents approximately 39 percent of the current Suezmax fleet. The single hull fleet amounted to 47 vessels at the end of the fourth quarter.

Strategy

Frontline's core strategy is to maintain its position as a world leading operator and charterer of modern, high quality oil tankers. The majority of its double hull tonnage is operating in the spot market. All of its remaining single hull VLCC’s have been fixed out on time charters for the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on medium to long term charters. Through sales of vessels and time charters, the Company has reduced the single hull exposure to only one Suezmax vessel operating in the spot market.

Frontline has four VLCC and eight Suezmax newbuildings on order, confirming its position as a leading operator of quality Suezmax and VLCC tonnage. The total investment of the newbuilding program is approximately $1 billion. As of December 31, 2007, the Company has paid $104 million and expects to pay further approximately $93 million in the first quarter of 2008 before a planned drawdown of financing which will be equal to 80 percent of the contractual prices. Based on recent transactions the market values of the newbuilding contracts are significantly higher than the original contractual newbuilding prices.

Frontline will continue to look for attractive opportunities in the Sales and Purchase market as well as in the charter market.

The Company has for a time evaluated opportunities to enhance the value of its investment in ITC and has decided to do a separate listing of ITC and to distribute 20 percent to the eligible Frontline shareholders during the first or second quarter of 2008. The Company will provide full details of the distribution in the near future.

Outlook

The tanker market improved considerably in November 2007 and although tanker rates have come off significantly since their peak in December 2007, they are still at good levels in the first quarter of 2008, with average TCE rates for modern VLCCs, according to Clarkson, of $102,000 per day so far this quarter compared to $58,900 per day in the first quarter of 2007. The first quarter of 2008 started with spot fixtures in the VLCC and Suezmax segment of $197,800 and $104,100 per day, respectively, and present indication from Clarkson in the VLCC and Suezmax segment is $79,000 and $40,200 per day, respectively.

Although the US economy is showing signs of weakness, the world economy is still strong with a forecasted global GDP growth of 4.1 percent for 2008. IEA projects oil consumption to rise by 1.9 percent in 2008. The 2008 forecasts, however, may be too optimistic and further revised if forthcoming assessments from the IMF and the OECD point to a weaker than expected outlook for the US economy, which may be only partially offset by strong GDP growth in the Middle East and China.

The overall order book for tankers has now approached 37 percent of the current fleet. The impact from the new vessels will be mitigated by the fact that the order book is spread over four years, that 22 percent of the fleet is non double hull, combined with increased inefficiency of the single hull fleet caused by reduced acceptance by major charterers to employ such tonnage. Korean and Philippine officials have stated their reluctance to use single hull tonnage in the future. Further, Frontline estimates that about 40 VLCCs will be converted for non-trading purposes in 2008, about 90 percent to VLOC and the balance to FSO/FPSO. It is also likely that some of the tonnage will be delayed as a function of the uncertainty of the delivery schedule for several of the yards due to financing issues.

Frontlines newbuilding program has attractive terms, seems well timed and provides for future growth as we divest our older, single hull fleet. These divestures have resulted in Frontline having low exposure to single hull tonnage. Our charter coverage is estimated to 39 percent and 30 percent of the fleet in 2008 and 2009, respectively. The Company has low cash breakeven rates which reduces the financial risk and creates a good platform for cash generation.

The recent development which have included tighter trading restrictions on single hull tonnage, more conversion of tankers to dry, financial uncertainty linked to yards newbuilding progress and stronger spot rates have all positively influenced the short as well as the long term outlook for the tanker market.

The results and the liquidity in the first quarter of 2008 will be positively influenced by payment of $ 41.8 million from Ship Finance for termination of two charters, and $17.0 million in payment from Bocimar N.V. Based on the regular trading results so far in the first quarter of 2008, the Board expects a strong result including continued high dividend payment for the first quarter of 2008.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 13, 2008
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Bjørn Sjaastad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD FOURTH QUARTER REPORT (UNAUDITED)

2006 Oct-Dec (restated)	2007 Oct-Dec	INCOME STATEMENT (in thousands of $)	2007 Jan-Dec	2006 Jan-Dec
345,265	331,596	Total operating revenues	1,299,927	1,558,369
73,799	53,441	Gain from sale of assets	117,815	95,655
88,167	92,857	Voyage expenses and commission	352,451	399,046
-	16,106	Profit share expense	37,279	-
45,766	45,631	Ship operating expenses	196,258	194,636
6,268	19,349	Charterhire expenses	56,868	24,923
12,322	11,500	Administrative expenses	36,410	32,142
49,392	46,883	Depreciation	189,549	199,876
201,915	232,326	Total operating expenses	868,815	850,623
217,149	152,711	Operating income	548,927	803,401
13,921	14,373	Interest income	54,316	47,612
(50,418)	(58,104)	Interest expense	(230,315)	(200,396)
989	(59)	Share of results from associated companies	573	1,118
294	1,768	Foreign currency exchange gain	3,312	1,056
106	91,891	Other financial items	131,134	8,539
182,041	202,580	Income before taxes and minority interest	507,947	661,330
-	-	Gain on issuance of shares by associates	83,566	-
(50,855)	-	Minority interest	(22,162)	(158,682)
(41)	(254)	Taxes	(419)	(162)
3,455	-	Discontinued operations	5,442	13,514
134,600	202,326	Net income	574,374	516,000

$1.80	$2.70	Basic earnings per share ($)	$7.68	$6.90
$1.75	$2.70	Earnings per share from continuing operations ($)	$7.60	$6.72

		Income on timecharter basis ($ per day per vessel)*
47,600	45,700	VLCC	45,700	56,800
31,200	33,100	Suezmax	33,000	37,800
34,200	42,400	Suezmax OBO	39,700	31,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET (in thousands of $)	2007 Dec 31	2006 Dec 31 (audited)
ASSETS

Short term

Cash and cash equivalents	168,432	197,181
Restricted cash	651,377	677,533
Other current assets	322,977	237,428

Long term

Newbuildings	160,298	166,851
Vessels and equipment, net	208,516	2,446,278
Vessels under capital lease, net	2,573,986	626,374
Investment in finance leases	-	175,141
Investment in unconsolidated subsidiaries and associated companies	5,633	17,825
Deferred charges and other long-term assets	69	45,326
Total assets	4,091,288	4,589,937

LIABILITIES AND STOCKHOLDERS’ EQUITY

Short term

Short term debt and current portion of long term debt	96,811	281,409
Current portion of obligations under capital lease	146,931	28,857
Other current liabilities	393,811	133,650

Long term

Long term debt	376,723	2,181,885
Obligations under capital lease	2,581,220	723,073
Other long term liabilities	30,379	31,381
Minority interest	-	541,122
Stockholders’ equity	465,413	668,560
Total liabilities and stockholders’ equity	4,091,288	4,589,937

2006 Oct-Dec (restated)	2007 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2007 Jan-Dec	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES

134,600	202,326	Net income	574,374	516,000
		Adjustments to reconcile net income to net cash provided by operating activities:
51,465	46,886	Depreciation and amortization	191,967	207,195
453	89	Unrealised foreign currency exchange loss	844	74
(73,799)	(143,965)	Gain on sale of assets	(323,500)	(105,439)
(989)	59	Results from associated companies	(573)	(1,118)
(1,527)	-	Adjustment of financial derivatives to market value	(3,618)	9,348
49,624	(5,078)	Other, net	15,918	153,356
54,978	(20,928)	Change in operating assets and liabilities	108,923	52,140
214,805	79,389	Net cash provided by operating activities	564,335	831,556

		INVESTING ACTIVITIES

(16,733)	(23,123)	Maturity (placement) of restricted cash	12,674	13,730
-	-	Sale of subsidiary, net of cash sold	89,264	-
-	-	Cash impact of deconsolidation of subsidiary	(146,435)	-
14	-	Acquisition of minority interest	-	(7,198)
(84,599)	(31,293)	Additions to newbuildings, vessels and equipment	(337,570)	(557,647)
1,297	-	Advances to associated companies, net	(44,694)	(2,112)
5,659	-	Receipt from investment in finance lease and loans receivable	-	12,562
-	-	Purchase of other assets	(43,375)	(71,067)
182,930	8,984	Proceeds from sale of newbuildings, vessels and equipment	464,041	284,959
-	211,354	Proceeds from sale of other assets	212,929	154,409
7,800	-	Proceeds from issuance of shares in subsidiary	-	7,800
96,368	165,922	Net cash provided by (used in) investing activities	206,834	(164,564)

		FINANCING ACTIVITIES

179,508	-	Proceeds from long-term debt, net of fees paid	125,782	537,518
(155,901)	(1,571)	Repayments of long-term debt	(165,108)	(420,925)
(6,536)	(28,974)	Repayment of capital leases	(104,584)	(24,706)
(221,347)	(355,424)	Dividends paid	(656,008)	(654,480)

(204,276)	(385,969)	Net cash used in financing activities	(799,918)	(562,593)

106,897	(140,658)	Net (decrease) increase in cash and cash equivalents	(28,749)	104,399
90,284	309,090	Cash and cash equivalents at start of period	197,181	92,782
197,181	168,432	Cash and cash equivalents at end of period	168,432	197,181

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        FRONTLINE LTD.
        (registrant)

Dated: February 15, 2008
        By: /s/  Inger M. Klemp
        Inger M. Klemp
        Principal Financial Officer

SK 02089 0009 855720